January 8, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:   Suzanne Hayes

  Assistant Director

  Office of Healthcare and Insurance

Re:	ARMO Biosciences, Inc.

Draft Registration Statement on Form S-1

CIK No. 0001693664

Ladies and Gentlemen:

We are submitting this letter on behalf of ARMO BioSciences, Inc. (the “Company”), in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the above-referenced Registration Statement on Form S-1 filed on December 29, 2017 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

The purpose of this letter is to notify the Staff that, based on current market conditions, the price range to be included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[***] and $[***] per share, before giving effect to a reverse stock split (the “Stock Split”) to be implemented prior to the initial public offering (“IPO”). The anticipated price range for this offering is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

CONFIDENTIAL TREATMENT REQUESTED BY ARMO BIOSCIENCES, INC.

Securities and Exchange Commission

January 8, 2018

The Company expects to reflect the Stock Split in a pre-effective amendment to the Registration Statement that includes the estimated preliminary price range; however, all per share numbers in this letter are pre-split, and therefore consistent with the Registration Statement.

Grant Date Fair Value Determinations

December 2017 Option Grants. The Company obtained a third-party valuation of its common stock as of August 31, 2017, which resulted in an estimated fair value of common stock of $1.48 per share. The valuation applied the probability-weighted expected return method (PWERM) outlined in the American Institute of Certified Public Accountings Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. This valuation, which took into account the additional Series C funding event in August, was considered by the board of directors in its determination of the fair value of common stock of $1.48 per share for the 4,856,404 options granted on December 13, 2017. Among the qualitative factors considered by the board of directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business:

•	The interim data read of the Company’s Phase 1/1b study for AM0010 in October 2017 was in line with the Company expectations and did not materially change the assumptions relied upon in the August 31, 2017 valuation report.

•	The negative reception and feedback that the Company received from the testing-the-waters meetings it conducted in April 2017 with investors who are active in investment in public biotechnology companies, which failed to validate the progress the Company believed it had made toward preparing for an initial public offering and resulted in investor indications of interest well below the August 2017 valuation price.

•	At the time of the December board approval, the Company had not received any information from its investment bankers regarding IPO valuation nor had the Company received any indication of interest from investors that would have indicated a higher valuation was warranted.

•	Concerns over the high level of historical volatility in the life sciences markets in the January to February timeframe resulting from the largest annual healthcare conference, the annual JP Morgan Healthcare Conference, which occurs in early January, and which typically results in a highly competitive fundraising environment in life sciences market during that time frame.

CONFIDENTIAL TREATMENT REQUESTED BY ARMO BIOSCIENCES, INC.

Securities and Exchange Commission

January 8, 2018

•	Concerns about the impact that macro events such as looming tax reform and changes to the Affordable Care Act, presidential commentary on drug pricing, and tensions with North Korea could have on the capital markets and investor appetite to invest in initial public offerings.

The Company believes the difference between $[***], the midpoint of the estimated initial public offering price range, and $1.48, the determined fair value of the Company’s common stock per share as of December 13, 2017, is the result of the following factors:

•	The estimated initial public offering price range necessarily assumes that the initial public offering has occurred and a public market for the Company’s common stock has been created, and therefore represents a scenario where the Company was effective in attracting public market investors. In addition, the initial public offering price range excludes any lack of marketability or illiquidity discount for the Company’s common stock, and excludes the return on investment that investors would require when investing prior to the initial public offering. These differences were appropriately taken into account in the determination of the fair value of common stock as of December 13, 2017.

•	Uncertainty in the immuno-oncology sector and the unavailability of valuation guidance from the Company’s investment bankers as a result of the limited feedback available from the testing-the-waters meeting conducted prior to the December 13, 2017 Board meeting.

•	Anticipated reluctance from the Company’s pre-IPO investors to have the Company engage in a financing event that would not be accretive to the Company or provide sufficient capital.

The Company believes the factors noted above were the primary factors, but other reasons for the difference between the midpoint of the estimated initial public offering price range and the determined fair value of the Company’s common stock per share as of December 13, 2017 include:

•	The Valuation Report utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in the initial public offering.

•	The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the current estimated price range.

CONFIDENTIAL TREATMENT REQUESTED BY ARMO BIOSCIENCES, INC.

Securities and Exchange Commission

January 8, 2018

The Company will set forth a bona fide offering price range consistent with Commission guidance in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus and commencement of the Company’s road show process, which it anticipates could commence as soon as January 16, 2017. The bona fide offering price range will be narrower than, but is expected to be within, the price range stated above, and the parameters of that price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business, market and other developments affecting the Company.

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CONFIDENTIAL TREATMENT REQUESTED BY ARMO BIOSCIENCES, INC.

Securities and Exchange Commission

January 8, 2018

Please contact the undersigned at (650) 463-5381 or hmayon@gunder.com if you have any questions with respect to this letter.

Very truly yours,

/s/ Heidi E. Mayon, Esq.

Heidi E. Mayon, Esq.

CONFIDENTIAL TREATMENT REQUESTED BY ARMO BIOSCIENCES, INC.